SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a) (1)
                              WILSON HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    972234108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard F. Conway
                                680 Fifth Avenue
                                   Suite 1202
                            New York, New York 10019

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  972234108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LC Capital Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,168,804

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,168,804

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,168,804

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 972234108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lampe, Conway & Co., LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,168,804

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,168,804

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,168,804

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  972234108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven G. Lampe

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,168,804

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,168,804

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,168,804

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 972234108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard F. Conway

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,168,804

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,168,804

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,168,804

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  972234108
           ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

The name of the issuer is Wilson Holdings, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is 8121 Bee Caves Road, Austin, TX 78746. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by LC Capital Master Fund, Ltd.; Lampe, Conway & Co., LLC, the investment manager of LC Capital Master Fund, Ltd.; Steven G. Lampe, a managing member of Lampe, Conway & Co., LLC; and Richard F. Conway, a managing member of Lampe, Conway & Co., LLC. Each of the aforementioned persons may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

LC Capital Master Fund, Ltd. is a Cayman Islands exempted company; Lampe, Conway & Co., LLC is a Delaware limited liability company; Steven G. Lampe is a United States citizen; and Richard F. Conway is a United States citizen. The principal business address of LC Capital Master Fund, Ltd. is c/o Trident Fund Services
(B.V.I.) Limited, P.O. Box 146, Waterfront Drive, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business address for each of Lampe, Conway & Co., LLC; Steven G. Lampe; and Richard F. Conway is 680 Fifth Avenue, Suite 1202, New York, New York 10019. The Shares reported herein are held in the name of the LC Capital Master Fund, Ltd., a Cayman exempted company.

(d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, LC Capital Master Fund, Ltd. may be deemed to beneficially own 2,168,804 Shares; Lampe, Conway & Co., LLC may be deemed to beneficially own 2,168,804 Shares; Steven G. Lampe may be deemed to beneficially own 2,168,804 Shares; and Richard F. Conway may be deemed to beneficially own 2,168,804 Shares.

The purchase price for the convertible notes with the attached penalty warrants was approximately $7.5 million. The convertible notes and vested warrants may be converted into Shares. The funds used for the acquisition of the Shares came from the working capital of LC Capital Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer;
(c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer's charter or by-laws; (e) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (f) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value. The Reporting Persons have had discussions with the Issuer's management regarding the Reporting Persons placing a representative on the Board of Directors.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, LC Capital Master Fund, Ltd. may be deemed to beneficially own 2,168,804 Shares, constituting 9.99% of the Shares of the Issuer, based upon the 21,709,750 Shares outstanding as of September 29, 2006. See Item 6 for discussion of calculations with respect to transactional documents.

LC Capital Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,168,804 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,168,804 Shares.

LC Capital Master Fund, Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Lampe, Conway & Co., LLC may be deemed to beneficially own 2,168,804 Shares, constituting 9.99% of the Shares of the Issuer, based upon the 21,709,750 Shares outstanding as of September 29, 2006. See Item 6 for discussion of calculations with respect to transactional documents.

Lampe, Conway & Co., LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,168,804 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,168,804 Shares.

Lampe, Conway & Co., LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Steven G. Lampe may be deemed to beneficially own 2,168,804 Shares, constituting 9.99% of the Shares of the Issuer, based upon the 21,709,750 Shares outstanding as of September 29, 2006. See Item 6 for discussion of calculations with respect to transactional documents.

Steven G. Lampe has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,168,804 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,168,804 Shares.

Steven G. Lampe specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Richard F. Conway may be deemed to beneficially own 2,168,804 Shares, constituting 9.99% of the Shares of the Issuer, based upon the 21,709,750 Shares outstanding as of September 29, 2006. See Item 6 for discussion of calculations with respect to transactional documents.

Richard F. Conway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,168,804 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,168,804 Shares.

Richard F. Conway specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were all effected in broker transactions.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 19, 2005, the LC Capital Master Fund purchased 5% Convertible Notes due December 1, 2012 (the "2005 Notes") with an aggregate principal amount of $4,500,000 from the Issuer. With respect to that transaction, the Issuer and LC Capital Master Fund, Ltd. executed (i) a Securities Purchase Agreement (the "2005 SPA"); (ii) a Registration Rights Agreement; and (iii) a Common Stock Purchase Warrant agreement (the "2005 Common Stock Purchase Warrant"); all dated as of December 19, 2005.

The 2005 SPA provides that the LC Capital Master Fund may convert the 2005 Notes into Shares at an initial conversion rate of $2.00 per Share, but cannot convert the 2005 Notes into Shares to the extent the conversion would result in the noteholder and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer's Shares.

The 2005 SPA provides that the LC Capital Master Fund would have vested rights with respect to 25% of certain penalty warrants (the "2005 Warrants") if the Issuer did not file a registration statement with the SEC by February 2, 2006. In addition, the LC Capital Master Fund would have vested rights with respect to an additional 25% of the 2005 Warrants on each of April 18, 2006; May 18, 2006; and June 17, 2006, if the SEC did not declare such registration statement effective. The LC Capital Master Fund's rights vested with respect to a total of 253,125 separate 2005 Warrants convertible into 253,125 Shares. The 2005 Common Stock Purchase Warrant, however, provides that the LC Capital Master Fund cannot convert the 2005 Warrants into Shares to the extent the conversion would result in the noteholder and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer's Shares.

On September 29, 2006, the LC Capital Master Fund purchased 5% Convertible Notes due September 1, 2013 (the "2006 Notes") with an aggregate principal amount of $3,000,000 from the Issuer. With respect to that transaction, the Issuer and LC Capital Master Fund, Ltd. executed (i) a Securities Purchase Agreement (the "2006 SPA"); (ii) a Registration Rights Agreement; and (iii) a Common Stock Purchase Warrant agreement (the "2006 Common Stock Purchase Warrant"); all dated as of September 29, 2006. The 2006 SPA provides that the LC Capital Master Fund may convert the 2006 Notes into Shares at an initial conversion rate of $2.00 per Share, but cannot convert the 2006 Notes into Shares to the extent the conversion would result in the holder and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer's Shares.

The 2006 SPA provides that the LC Capital Master Fund will obtain vested rights with respect to 25% of certain penalty warrants (the "2006 Warrants") in the event that the Issuer does not file a registration statement with the SEC by November 13, 2006. The LC Capital Master Fund will obtain vested rights to an additional 25% of the 2005 Warrants on each of January 27, 2007; February 26, 2007; and March 28, 2007 if the SEC does not declare such registration statement effective. The 2006 Common Stock Purchase Warrant, however, provides that the LC Capital Master Fund cannot convert the 2006 Warrants into Shares to the extent the conversion would result in the noteholder and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer's Shares. As of the date hereof, none of the aforementioned deadlines have passed, and thus, the LC Capital Master Fund has no vested rights with respect to any 2006 Warrants.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: Wilson Holdings, Inc. Securities Purchase Agreement, dated as of December 19, 2005 attached to the Issuer's Form 8-K filed December 23, 2005 is incorporated by reference

Exhibit D: Wilson Holdings, Inc. Registration Rights Agreement, dated as of December 19, 2005 attached to the Issuer's Form 8-K filed December 23, 2005 is incorporated by reference

Exhibit E: Wilson Holdings, Inc. Common Stock Purchase Warrant, dated as of December 19, 2005 attached to the Issuer's Form 8-K filed December 23, 2005 is incorporated by reference

Exhibit F: Wilson Holdings, Inc. Securities Purchase Agreement, dated as of September 29, 2006 attached to the Issuer's Form 8-K filed October 4, 2006 is incorporated by reference

Exhibit G: Wilson Holdings, Inc. Registration Rights Agreement, dated as of September 29, 2006 attached to the Issuer's Form 8-K filed October 4, 2006 is incorporated by reference

Exhibit H: Wilson Holdings, Inc. Common Stock Purchase Warrant, dated as of September 29, 2006 attached to the Issuer's Form 8-K filed October 4, 2006 is incorporated by reference

________________________________________________________________________________


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  LC Capital Master Fund, Ltd.*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Director
                                                      Date:  November 14, 2006

                                                  Lampe, Conway & Co., LLC*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Managing Member
                                                      Date:   November 14, 2006

                                                  /s/ Steven G. Lampe*
                                                  ---------------------
                                                      Name: Steven G. Lampe
                                                      Date:   November 14, 2006


                                                  /s/ Richard F. Conway*
                                                  ----------------------
                                                      Name: Richard F. Conway
                                                      Date:   November 14, 2006

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated November 14, 2006 relating to the Common Stock, par value $0.001 of Wilson Holdings, Inc. shall be filed on behalf of the undersigned.



                                                  LC Capital Master Fund, Ltd.*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Director
                                                      Date:  November 14, 2006

                                                  Lampe, Conway & Co., LLC*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Managing Member
                                                      Date:  November 14, 2006

                                                  /s/ Steven G. Lampe*
                                                  ---------------------
                                                      Name: Steven G. Lampe
                                                      Date:  November 14, 2006


                                                  /s/ Richard F. Conway*
                                                  ----------------------
                                                      Name: Richard F. Conway
                                                      Date:  November 14, 2006


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B


                           Transactions in the Shares
                           --------------------------

TRANSACTIONS BY LC CAPITAL MASTER FUND, LTD.

           Date of          Number of Shares*
         Transaction         Purchase/(Sold)          Price of Shares**
         -----------         ---------------          -----------------
         12/19/2005               2,250,000              $2.00

         4/19/2006                   84,375              $2.00

         5/19/2006                   84,375              $2.00

         6/18/2006                   84,375              $2.00

         9/29/2006                1,500,000              $2.00


* The convertible notes purchased on 12/19/2005 and 9/29/2006 and warrants that vested on 4/19/2006, 5/19/2006, and 6/18/2006 are convertible into the number of Shares listed.

** The contractually agreed upon conversion rate for the convertible notes and the exercise price for the warrants is $2.00 per Share.


SK 02990 0002 711595